 SEC File Number 0-13078
CUSIP NUMBER  14018Y106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒Form 10-Q
☐Form 10-D  ☐Form N-SAR   ☐ Form N-CSR

For Period Ended: 10/31/06

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrants:
Capital Gold Corporation
--------------------------------------------------------------------------------
Former Name if Applicable
LEADVILLE MINING & MILLING CORPORATION
--------------------------------------------------------------------------------
Address of Principal Executive Offices (Street and Number)
76 Beaver Street - 26th floor
--------------------------------------------------------------------------------
City, State and Zip Code
New York, NY 10005
--------------------------------------------------------------------------------

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X	(b)	The subject annual report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

"The financial statements and Managements Discussion are not completed."

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Christopher Chipman / 212 / 344-2785
---------------------------------------------------------------------------
Name / Area Code / Telephone Number

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our net loss for the three months ended October 31, 2006 and 2005 was approximately $1,161,000 and $813,000, respectively, an increase of approximately $348,000 or 43% from the three months ended October 31, 2005. The primary reason for the increase in loss during the three months ended October 31, 2006 was due to 1) an increase in selling, general and administrative expenses of approximately $343,000 as compared to the same period a year ago and 2) losses of approximately $241,857 in the current period due to the change in fair value of our derivative instruments. These increases in loss were offset by a decrease in mine expenses due to higher planning and engineering costs being expensed in the prior period. Net loss per share was $0.01 and $0.01 for the three months ended October 31, 2006 and 2005, respectively.

Capital Gold Corporation
-------------------------------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date: December 15, 2006	By:	/s/ Christopher Chipman
Christopher Chipman

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------